UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 April 18, 2007

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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STRATEGIC INVESTMENT IN GENESIS PETROLEUM

APRIL 17, 2007: OSLO, NORWAY, Petroleum Geo-Services ASA ('PGS' or the 'Company') (OSE and NYSE: PGS) announced today that it has purchased 25 million shares at GBP 0.20 per share in a private placement in the UK AIM listed Genesis Petroleum Corporation Plc ("Genesis"). This strategic investment secures PGS an ownership share of 24.36 percent in Genesis.

PGS formed last year a seismic equity deal with Genesis through the 50/50 owned subsidiary Genesis Petroleum Europe Ltd. The Joint Venture was recently awarded a license in the UK 24th Licensing Round and has been pre-qualified as a licensee by the Norwegian Ministry of Petroleum and Energy. The direct investment of GBP 5 million (USD 10 million) in the parent company Genesis Petroleum Corporation Plc is a part of PGS' strategy of a more active management of the Company's equity deals to further monetize on the world's largest seismic library.


Group President of PGS Marine, Rune Eng commented the following:

"Equity stakes in smaller exploration companies like Genesis have proven to be one effective way of leveraging our seismic data library. Furthermore, as a leading seismic company we aim for a faster market penetration of more advanced seismic technologies. We believe such technologies represent huge untapped opportunities for E&P companies. We trust that this will be further demonstrated through the successful development of Genesis moving forward."


                                      ****

Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.


                                      ****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.


FOR DETAILS, CONTACT:

OLA BOSTERUD
Phone:  +47 67 52 64 00
Mobile: +47 90 95 47 43

CHRISTOPHER MOLLERLOKKEN
Phone:  +47 67 51 43 16
Mobile: +47 90 27 63 55

US INVESTOR SERVICES
Katrina Parrott
Phone: +1 281 509 8000



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

    April 18, 2007                           /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager